File No. 812-[●]
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of the Application of:
SILVER POINT SPECIALTY LENDING FUND, SILVER POINT PRIVATE CREDIT FUND, SILVER POINT SPECIALTY CREDIT FUND MANAGEMENT, LLC, SILVER POINT CAPITAL FUND, L.P., SILVER POINT CAPITAL OFFSHORE FUND, LTD., SILVER POINT CAPITAL OFFSHORE MASTER FUND, L.P., SILVER POINT CAPITAL, L.P., SILVER POINT DISTRESSED OPPORTUNITIES FUND, L.P., SILVER POINT DISTRESSED OPPORTUNITIES OFFSHORE MASTER FUND, L.P., SILVER POINT DISTRESSED OPPORTUNITIES OFFSHORE FUND, L.P., SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS (OFFSHORE), L.P., SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS, L.P., SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS MASTER FUND (OFFSHORE), L.P., SILVER POINT DISTRESSED OPPORTUNITIES MANAGEMENT, LLC, SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS II (OFFSHORE), L.P., SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS II, L.P., SP DISTRESSED OPPORTUNITY IP II INTERMEDIATE, L.P., SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS II MASTER FUND (OFFSHORE), L.P., SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS II MASTER FUND, L.P., SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS II MANAGEMENT, LLC, SILVER POINT SELECT OPPORTUNITIES FUND A, L.P., SILVER POINT SPECIALTY CREDIT FUND II, L.P., SILVER POINT SPECIALTY CREDIT FUND II (OFFSHORE), L.P., SILVER POINT SPECIALTY CREDIT FUND II (OFFSHORE) B, L.P., SILVER POINT SPECIALTY CREDIT FUND II (OFFSHORE) C, L.P., SILVER POINT SPECIALTY CREDIT FUND II MINI-MASTER FUND (OFFSHORE), L.P., SILVER POINT SPECIALTY CREDIT FUND II MINI-MASTER FUND, L.P., SILVER POINT SPECIALTY CREDIT FUND II MANAGEMENT, LLC, SILVER POINT SPECIALTY CREDIT SILVER STAR FUND, L.P., SILVER POINT SPECIALTY CREDIT SILVER STAR FUND MANAGEMENT, LLC, SILVER POINT LOAN FUNDING, LLC, SILVER POINT LOAN FUNDING MANAGEMENT, LLC, SILVER POINT SPECIALTY CREDIT FUND III (OFFSHORE), L.P., SILVER POINT SPECIALTY CREDIT FUND III MANAGEMENT, LLC, SILVER POINT SPECIALTY CREDIT FUND III, L.P., SILVER POINT SPECIALTY CREDIT III MASTER FUND (OFFSHORE), L.P., SILVER POINT SPECIALTY CREDIT III MASTER FUND, L.P., SILVER POINT PRIVATE CREDIT FUND MANAGEMENT, LLC: SILVER POINT PRIVATE CREDIT FUND, SPPC CAYMAN FUND, L.P., SILVER POINT SELECT C OPPORTUNITIES FUND, L.P., SILVER POINT SELECT C MASTER, L.P., SILVER POINT SELECT C MANAGEMENT, LLC, SILVER POINT SELECT OVERFLOW FUND, L.P., SILVER POINT SELECT OVERFLOW OFFSHORE FUND, L.P., SILVER POINT SELECT OVERFLOW OFFSHORE MASTER FUND, L.P., SILVER POINT SELECT OVERFLOW FUND MANAGEMENT, LLC, SILVER POINT RR MANAGER, L.P., SILVER POINT SELECT C CLO MANAGER, LLC, SILVER POINT CLO MANAGEMENT, LLC, SILVER POINT CLO 1, LTD., SILVER POINT CLO 2, LTD., SILVER POINT CLO 3, LTD., SILVER POINT CLO 4, LTD., SILVER POINT CLO 5, LTD., SILVER POINT CLO 6, LTD., SILVER POINT CLO 7, LTD., SILVER POINT CLO 8, LTD., SILVER POINT CLO 9, LTD.
Two Greenwich Plaza, Suite 1
Greenwich, Connecticut 06830
(203) 542-4200
APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940
All Communications, Notices and Orders to:

Steven Weiser
Silver Point Capital, L.P.
Two Greenwich Plaza, Suite 1
Greenwich, Connecticut 06830
Telephone: (203) 542-4200

Copies to:

Michael Hoffman, Esq.
Kevin Hardy, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
(212) 735-3406

July 31, 2025

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF

SILVER POINT SPECIALTY LENDING FUND, SILVER POINT PRIVATE CREDIT FUND, SILVER POINT SPECIALTY CREDIT FUND MANAGEMENT, LLC, SILVER POINT CAPITAL FUND, L.P., SILVER POINT CAPITAL OFFSHORE FUND, LTD., SILVER POINT CAPITAL OFFSHORE MASTER FUND, L.P., SILVER POINT CAPITAL, L.P., SILVER POINT DISTRESSED OPPORTUNITIES FUND, L.P., SILVER POINT DISTRESSED OPPORTUNITIES OFFSHORE MASTER FUND, L.P., SILVER POINT DISTRESSED OPPORTUNITIES OFFSHORE FUND, L.P., SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS (OFFSHORE), L.P., SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS, L.P., SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS MASTER FUND (OFFSHORE), L.P., SILVER POINT DISTRESSED OPPORTUNITIES MANAGEMENT, LLC , SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS II (OFFSHORE), L.P., SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS II, L.P., SP DISTRESSED OPPORTUNITY IP II INTERMEDIATE, L.P., SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS II MASTER FUND (OFFSHORE), L.P., SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS II MASTER FUND, L.P., SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS II MANAGEMENT, LLC SILVER POINT SELECT OPPORTUNITIES FUND A, L.P., SILVER POINT SPECIALTY CREDIT FUND II, L.P., SILVER POINT SPECIALTY CREDIT FUND II (OFFSHORE), L.P., SILVER POINT SPECIALTY CREDIT FUND II (OFFSHORE) B, L.P., SILVER POINT SPECIALTY CREDIT FUND II (OFFSHORE) C, L.P., SILVER POINT SPECIALTY CREDIT FUND II MINI-MASTER FUND (OFFSHORE), L.P., SILVER POINT SPECIALTY CREDIT FUND II MINI-MASTER FUND, L.P., SILVER POINT SPECIALTY CREDIT FUND II MANAGEMENT, LLC, SILVER POINT SPECIALTY CREDIT SILVER STAR FUND, L.P., SILVER POINT SPECIALTY CREDIT SILVER STAR FUND MANAGEMENT, LLC, SILVER POINT LOAN FUNDING, LLC, SILVER POINT LOAN FUNDING MANAGEMENT, LLC, SILVER POINT SPECIALTY CREDIT FUND III (OFFSHORE), L.P., SILVER POINT SPECIALTY CREDIT FUND III MANAGEMENT, LLC, SILVER POINT SPECIALTY CREDIT FUND III, L.P., SILVER POINT SPECIALTY CREDIT III MASTER FUND (OFFSHORE), L.P., SILVER POINT SPECIALTY CREDIT III MASTER FUND, L.P., SILVER POINT PRIVATE CREDIT FUND MANAGEMENT, LLC:
: : : : : : : : : : : : : : : : : : : : : :

APPLICATION FOR AN ORDER
PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE
INVESTMENT COMPANY ACT OF 1940
PERMITTING CERTAIN JOINT
TRANSACTIONS OTHERWISE
PROHIBITED BY SECTIONS 17(d) AND
57(a)(4) OF AND RULE 17d-1 UNDER THE
INVESTMENT COMPANY ACT OF 1940

:

SILVER POINT PRIVATE CREDIT FUND, SPPC CAYMAN FUND, L.P., SILVER POINT SELECT C OPPORTUNITIES FUND, L.P., SILVER POINT SELECT C MASTER, L.P., SILVER POINT SELECT C MANAGEMENT, LLC, SILVER POINT SELECT OVERFLOW FUND, L.P., SILVER POINT SELECT OVERFLOW OFFSHORE FUND, L.P., SILVER POINT SELECT OVERFLOW OFFSHORE MASTER FUND, L.P., SILVER POINT SELECT OVERFLOW FUND MANAGEMENT, LLC, SILVER POINT RR MANAGER, L.P., SILVER POINT SELECT C CLO MANAGER, LLC, SILVER POINT CLO MANAGEMENT, LLC, SILVER POINT CLO 1, LTD., SILVER POINT CLO 2, LTD., SILVER POINT CLO 3, LTD., SILVER POINT CLO 4, LTD., SILVER POINT CLO 5, LTD., SILVER POINT CLO 6, LTD., SILVER POINT CLO 7, LTD., SILVER POINT CLO 8, LTD., SILVER POINT CLO 9, LTD.

TWO GREENWICH PLAZA, SUITE 1
GREENWICH, CONNECTICUT 06830

File No. 812-[●]
:

I.	SUMMARY OF APPLICATION
The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on February 15, 2022 (the “Prior Order”)2 that was granted pursuant to Sections 57(a)(4), 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.
▪
Silver Point Specialty Lending Fund (the “Company” or the “Existing Regulated Fund”), a closed-end Maryland statutory trust that intends to elect to be regulated as a business development company (“BDC”) under the 1940 Act;

▪	Silver Point Specialty Credit Fund Management, LLC (“Management”), the Company’s investment adviser, on behalf of itself and its successors;[3]
▪
the investment vehicles identified in Exhibit A, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the 1940 Act (the “Existing Affiliated Funds”);

▪	Silver Point Capital, L.P. (“SPC”), which is registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”), on behalf of itself and its successors;
▪
Silver Point Specialty Credit Fund II Management, LLC (“Specialty Credit II Management”), which is a “relying adviser” under the Advisers Act through a single registration with SPC, on behalf of itself and its successors;

▪
Silver Point Specialty Credit Fund III Management, LLC ("Specialty Credit III Management"), which is a "relying adviser" under the Advisers Act through a single registration with SPC, on behalf of itself and its successors;[4]

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
[2]
Silver Point Specialty Lending Fund et al. (File No. 812-14556), Release No. IC-34472 (January 19, 2022) (notice), Release No. IC-34506 (February 15, 2022) (order); as amended by the order issued in Release No. IC-34920 (May 22, 2023) (File No. 812-15364).

[3]	The term successor, as applied to each Adviser, means an entity which results from a reorganization into another jurisdiction or change in the type of business organization.
[4]	Specialty Credit III Management qualifies as an Adviser under Prior Order.

▪
Silver Point Specialty Credit Silver Star Fund Management, LLC (“Silver Star Management”); which is a “relying adviser” under the Advisers Act through a single registration with SPC, on behalf of itself and its successors;

▪
Silver Point Loan Funding Management, LLC (“Funding Management”); which will be a “relying adviser” under the Advisers Act through a single registration with SPC, on behalf of itself and its successors, prior to relying on the Order;

▪
Silver Point Private Credit Fund Management, LLC (“SPPC Management”); which will be a “relying adviser” under the Advisers Act through a single registration with SPC, on behalf of itself and its successors, prior to relying on the Order;

▪
Silver Point Distressed Opportunities Management, LLC ("Distressed Opportunities Management") which is a "relying adviser" under the Advisers Act through a single registration with SPC, on behalf of itself and its successors;

▪
Silver Point Distressed Opportunity Institutional Partners II Management, LLC ("Distressed Opportunity IP II Management"), which is a "relying adviser" under the Advisers Act through a single registration with SPC, on behalf of itself and its successors;

▪	Silver Point Select C Management LLC ("Select C Management"), which is a "relying adviser" under the Advisers Act through a single registration with SPC, on behalf of itself and its successors;
▪
Silver Point Select Overflow Management, LLC ("Select Overflow Management"), which is a "relying adviser" under the Advisers Act through a single registration with SPC, on behalf of itself and its successors;

▪	Silver Point Select C CLO Manager, LLC ("Select C CLO Manager"), which is a "relying adviser" under the Advisers Act through a single registration with SPC, on behalf of itself and its successors;
▪	Silver Point CLO Management, LLC ("CLO Management"), which is a "relying adviser" under the Advisers Act through a single registration with SPC, on behalf of itself and its successors;
▪
Silver Point RR Manager, L.P. (the “RR Manager” and, together with the Company, Management, the Existing Affiliated Funds, SPC, Specialty Credit II Management, Silver Star Management and Funding Management, Specialty Credit III Management, Distressed Opportunities Management and Distressed Opportunity IP II Management, Select C Management, Select Overflow Management, Select C CLO Manager, CLO Management and the “Applicants”), which is a “relying adviser” under the Advisers Act through a single registration with SPC, on behalf of itself and its successors.[5]

[5]
All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund6 and one or more Affiliated Entities7 to engage in Co-Investment Transactions8 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”9 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.10
II.	GENERAL DESCRIPTION OF THE APPLICANTS
A. Silver Point Specialty Lending Fund
The Company was organized on July 31, 2014 as a closed-end Delaware limited liability company under the name SPCP Group VII, LLC. The Company changed its name to Silver Point Specialty Credit Fund, L.P. and converted to a Delaware limited partnership on April 1, 2015 and commenced its investment activities in July 2015. The Company changed its name to Silver Point Specialty Lending Fund and converted to a Maryland statutory trust on November 15, 2021. As of December 31, 2020, the Company had approximately $803.8 million in total assets and $336.3 million in total liabilities. On December 30, 2021, the Company filed an election to be regulated as a BDC. The Company intends to file an election to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended, and intends to continue to make such election in the future. The Company’s principal place of business is Two Greenwich Plaza, Greenwich, CT 06830.

[6]
“Regulated Fund” means the Existing Regulated Fund and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is an open-end or closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a BDC. “Wholly Owned Investment Sub” means an entity: (a) that is a “wholly owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a BDC. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a BDC, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly Owned Investment Sub.
In the case of a Wholly Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly Owned Investment Sub will be deemed to serve those roles for the Wholly Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.
[7]
“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates, and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates, that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.
[8]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

[9]
“Adviser” means any Existing Advisers, together with any future investment adviser that intends to participate in the Co-Investment Program (as defined below) and (i) controls, is controlled by or is under common control with an Existing Adviser, (ii) (a) is registered as an investment adviser under the Advisers Act, or (b) is a relying adviser of an investment adviser that is registered under the Advisers Act and that controls, is controlled by or is under common control with an Existing Adviser and (iii) is not a Regulated Fund or a subsidiary of a Regulated Fund.

[10]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

Prior to the election to be regulated as a BDC, the Company operated as a private investment company and relied on the exemption from the definition of an investment company available under Section 3(c)(7) of the 1940 Act.
The Company’s investment objective is to achieve stable income generation with attractive risk-adjusted returns by investing primarily in U.S. middle market lending opportunities, specialty asset-based financings, and secondary purchases of loans and other credit-related assets. The Company generally refers to “middle market” companies as those with EBITDA between $20 million and $150 million annually, annual revenue of $80 million to $1 billion at the time of investment, and/or enterprise value between $150 million and $1 billion at the time of investment. However, the Company may from time to time invest in larger or smaller companies.
Investment decisions are currently made by Management, investment adviser to the Company. The Company has a Board of Directors, a majority of which are not “interested” persons of the Fund within the meaning of Section 2(a)(19) of the 1940 Act.. The Company’s business affairs are managed under the direction of the Board.11 Management provides administrative services to the Company pursuant to the Investment Advisory Agreement.
B. Silver Point Specialty Credit Fund Management, LLC
Management, a Delaware limited liability company that is registered as an investment adviser under the Advisers Act, serves as the investment adviser to the Company pursuant to an Investment Advisory Agreement by and between Management and the Company, dated as of July 1, 2015 (the “Investment Advisory Agreement”). Management is registered as an investment adviser under the Advisers Act.
Subject to the overall supervision of the Board, Management will manage the day-to-day operations of, and provide investment advisory and management services to, the Company. Under the terms of the Investment Advisory Agreement, Management will: (i) determine the composition of the Company’s investment portfolio, the nature and timing of the changes to such portfolio and the manner of implementing such changes; (ii) identify, evaluate and negotiate the structure of investments (including performing due diligence on prospective portfolio companies); (iii) close and monitor investments; and (iv) determine the securities and other assets to be purchased, retained or sold.
C. Silver Point Capital, L.P.
SPC, a Delaware limited partnership, is registered with the Commission as an investment adviser under the Advisers Act. SPC was established in 2001 and serves as the principal vehicle for the investment management activities of its principal owners, Edward A. Mulé and Robert J. O’Shea, who are members of Silver Point Capital Management, LLC, a Delaware limited liability company that serves as the general partner of SPC
D. The Existing Affiliated Funds
SPC, Specialty Credit II Management, Silver Star Management, Funding Management, Distressed Opportunities Management, SPPC Management, Distressed Opportunity IP II Management, Specialty Credit III Management, Select C Management, Select Overflow Management, Select C CLO Manager, CLO Management and RR Manager are the investment advisers to the Existing Affiliated Funds (the “Existing Advisers”). Each of the Existing Advisers is registered as an investment adviser under the Advisers Act, and/or are or will be relying advisers of an entity under common control of an Existing Adviser prior to relying on the Order. A complete list of the Existing Affiliated Funds and their investment advisers is included in Exhibit A.
E. Silver Point Specialty Credit Fund II Management, LLC
Specialty Credit II Management, a Delaware limited liability company, is a “relying adviser” under the Advisers Act through a single registration with SPC. Specialty Credit II Management was established in 2019 and is a wholly owned subsidiary of SPC.
F. Silver Point Specialty Credit Silver Star Fund Management, LLC
Silver Star Management, a Delaware limited liability company, is a “relying adviser” under the Advisers Act through a single registration with SPC. Silver Star Management was established in 2021 and is a wholly owned subsidiary of SPC.

[11]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

G. Silver Point Loan Funding Management, LLC
Funding Management, a Delaware limited liability company, which will be a “relying adviser” under the Advisers Act through a single registration with SPC. Funding Management was established in 2021 and is a wholly owned subsidiary of SPC prior to relying on the Order.
H. Silver Point Distressed Opportunities Management, LLC
Distressed Opportunities Management, a Delaware limited liability company, is a “relying adviser” under the Advisers Act through a single registration with SPC. Distressed Opportunities Management was established in 2016 and is a wholly owned subsidiary of SPC.
I. Silver Point Distressed Opportunity Institutional Partners II Management, LLC
Distressed Opportunity IP II Management, a Delaware limited liability company, is a “relying adviser” under the Advisers Act through a single registration with SPC. Distressed Opportunities Management was established in 2022 and is a wholly owned subsidiary of SPC.
J. Silver Point Specialty Credit Fund III Management, LLC
Specialty Credit III Management, a Delaware limited liability company, is a “relying adviser” under the Advisers Act through a single registration with SPC. Specialty Credit III Management was established in 2022 and is a wholly owned subsidiary of SPC.
K. Silver Point Private Credit Fund Management, LLC
SPPC Management, a Delaware limited liability company, is a “relying adviser” under the Advisers Act through a single registration with SPC. SPPC Management was established in 2024 and is a wholly owned subsidiary of SPC.
L. Silver Point Select C Management LLC
Select C Management, a Delaware limited liability company, is a “relying adviser” under the Advisers Act through a single registration with SPC. Select C Management was established in 2024 and is a wholly owned subsidiary of SPC.
M. Silver Point Select Overflow Management, LLC
Select Overflow Management, a Delaware limited liability company, is a “relying adviser” under the Advisers Act through a single registration with SPC. Select Overflow Management was established in 2024 and is a wholly owned subsidiary of SPC.
N. Silver Point Select C CLO Manager, LLC
Select C CLO Manager, a Delaware limited liability company, is a “relying adviser” under the Advisers Act through a single registration with SPC. Select C CLO Manager was established in 2025 and is a wholly owned subsidiary of SPC.
O. Silver Point CLO Management, LLC
CLO Management, a Delaware limited liability company, is a “relying adviser” under the Advisers Act through a single registration with SPC. CLO Management was established in 2022 and is a wholly owned subsidiary of SPC.
P. Silver Point RR Manager, L.P.
RR Manager, a Delaware limited liability company, is a “relying adviser” under the Advisers Act through a single registration with SPC. RR Manager was established in 2022 and is a wholly owned subsidiary of SPC.

III.	ORDER REQUESTED
The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A. Applicable Law
Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”
Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”12 in which the fund is a participant without first obtaining an order from the SEC.
Section 57(a)(4), in relevant part, prohibits any person related to a BDC in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the BDC is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).
Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.
B. Need for Relief
Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to an open- or closed-end fund or a BDC, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). The Advisers to the Regulated Funds and the Affiliated Entities are and will be under common control, and are thus affiliated persons of each other.  Accordingly, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b).  In addition, any entities or accounts controlled by or under common control with any of the Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b).  Finally, with respect to any Wholly Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.
C. Conditions
Applicants agree that any Order granting the requested relief will be subject to the following Conditions.
1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management

[12]
Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company .. and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking.…”

of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.13
2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,14 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,15 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.
3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.16
4. No Remuneration. Any transaction fee17 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).
5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.18
6. Dispositions:
(a) Prior to any Disposition19 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

[13]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.
[14]
Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[15]
Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[16]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.
[17]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.
[18]	The Affiliated Entities may adopt shared Co-Investment Policies.
[19]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer

(b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.20
7. Board Oversight
(a) Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.
(b) Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.
(c) At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.
(d) Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.
(e) The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.
8. Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a BDC and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).21
9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.
IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED
Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.
A. Potential Benefits to the Regulated Funds and their Shareholders
Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

[20]
“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

[21]
If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

B. Shareholder Protections
Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.
V.	PRECEDENTS
The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).22 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.
VI.	PROCEDURAL MATTERS
A. Communications
Please address all communications concerning this Application, the Notice and the Order to:
Steven Weiser
Silver Point Capital, L.P.
Two Greenwich Plaza, Suite 1
Greenwich, Connecticut 06830
Telephone: (203) 542-4200
Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Michael K. Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
(212) 735-3406
B. Authorizations
The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of the Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

[22]
See, e.g., Polen Credit Opportunities Fund et al. (File No. 812-15457) Release No. IC-35183 (May 2, 2024) (notice), Release No. IC-35206 (May 28, 2024) (Order); Sound Point Meridian Capital, Inc. et al. (File No. 812-15476-01) Release No. IC-35173 (April 19, 2024) (notice), Release No. IC-35192 (May 15, 2024) (order); Brookfield Infrastructure Income Fund Inc. et al. (File No. 812-15415), Release No. IC-35001 (September 20, 2022) (notice), Release No. IC-35032 (October 17, 2023) (order); T. Rowe Price OHA Select Private Credit Fund et al. (File No. 812-15461), Release No. IC-34963 (July 24, 2023) (notice), Release No. IC-34987 (August 21, 2023) (order); KKR Real Estate Select Trust Inc. et al. (File No. 812-15181), Release No. IC-34962 (July 18, 2023) (notice), Release No. IC-34985 (August 15, 2023) (order); MBC Total Private Markets Access Fund et al. (File No. 812-15422), Release No. IC-34953 (June 28, 2023) (notice), Release No. IC-34965 (July 25, 2023) (order); Vista Credit Strategic Lending Corp. et al. (File No. 812-15323), Release No. IC-34946 (June 20, 2023) (notice), Release No. IC-34961 (July 18, 2023) (order).

Pursuant to Rule 0-2(c), Applicants hereby state that the Existing Regulated Fund and Existing Affiliated Funds have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.
The Applicants have caused this Application to be duly signed on their behalf on the 31st day of July, 2025.
Silver Point Specialty Lending Fund

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point Specialty Credit Fund Management, LLC

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point Capital Fund, L.P.

By: Silver Point Capital, L.P. as its investment adviser

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point Capital Offshore Fund, Ltd.

By: Silver Point Capital, L.P. as its investment adviser

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point Capital Offshore Master Fund, L.P.

By: Silver Point Capital, L.P. as its investment adviser

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point Capital, L.P.

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point Distressed Opportunities Fund, L.P.

By: Silver Point Distressed Opportunities Management, LLC as its investment adviser

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point Distressed Opportunities Offshore Master Fund, L.P.

By: Silver Point Distressed Opportunities Management, LLC as its investment adviser

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point Distressed Opportunities Offshore Fund, L.P.

By: Silver Point Distressed Opportunities Management, LLC as its investment adviser

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point Distressed Opportunity Institutional Partners (Offshore), L.P.

By: Silver Point Distressed Opportunities Management, LLC as its investment adviser

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point Distressed Opportunity Institutional Partners, L.P.

By: Silver Point Distressed Opportunities Management, LLC as its investment adviser

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point Distressed Opportunity Institutional Partners Master Fund (Offshore), L.P.

By: Silver Point Distressed Opportunities Management, LLC as its investment adviser

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point Distressed Opportunities Management, LLC

By: Silver Point Capital, L.P., as its investment adviser

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point Select Opportunities Fund A, L.P.

By: Silver Point Capital, L.P., as its investment adviser

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point Specialty Credit Fund II, L.P.

By: Silver Point Specialty Credit Fund II Management, LLC, as its investment adviser

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point Select Opportunities Fund A, L.P.

By: Silver Point Capital, L.P., as its investment adviser

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point Specialty Credit Fund II (Offshore), L.P.

By: Silver Point Specialty Credit Fund II Management, LLC, as its investment adviser

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point Specialty Credit Fund II (Offshore) B, L.P.

By: Silver Point Specialty Credit Fund II Management, LLC, as its investment adviser

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point Specialty Credit Fund II (Offshore) C, L.P.

By: Silver Point Specialty Credit Fund II Management, LLC, as its investment adviser

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point Specialty Credit Fund II Mini-Master Fund (Offshore), L.P.

By: Silver Point Specialty Credit Fund II Management, LLC, as its investment adviser

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point Specialty Credit Fund II Mini-Master Fund, L.P.

By: Silver Point Specialty Credit Fund II Management, LLC, as its investment adviser

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point Specialty Credit Fund II Management, LLC

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point Specialty Credit Silver Star Fund, L.P.

By: Silver Point Specialty Credit Silver Star Fund Management, LLC, as its investment adviser

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point Specialty Credit Silver Star Fund Management, LLC

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point Loan Funding, LLC

By: Silver Point Loan Funding Management, LLC, as its investment adviser

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point Loan Funding Management, LLC

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point Private Credit Fund

By: Silver Point Private Credit Fund Management, LLC, its investment advisor

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

SPPC Cayman Fund, L.P.

By: Silver Point Private Credit Fund Management, LLC, its investment manager

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point Private Credit Fund Management, LLC

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point Specialty Credit Fund III, L.P.

By: Silver Point Specialty Credit Fund III Management, LLC, its investment manager

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point Specialty Credit Fund III (Offshore), L.P.

By: Silver Point Specialty Credit Fund III Management, LLC, its investment manager

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point Specialty Credit III Master Fund, L.P.

By: Silver Point Specialty Credit Fund III Management, LLC, its investment manager

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point Specialty Credit III Master Fund (Offshore), L.P.

By: Silver Point Specialty Credit Fund III Management, LLC, its investment manager

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point Specialty Credit Fund III Management, LLC

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point Distressed Opportunity Institutional Partners II, L.P.

Silver Point Distressed Opportunity Institutional Partners II Management, LLC, its investment manager

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point Distressed Opportunity Institutional Partners II (Offshore), L.P.

Silver Point Distressed Opportunity Institutional Partners II Management, LLC, its investment manager

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point Distressed Opportunity Institutional Partners II Master Fund (Offshore), L.P.

By: Silver Point Distressed Opportunity Institutional Partners II Management, LLC, its investment manager

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point Distressed Opportunity Institutional Partners II Master Fund, L.P.

By: Silver Point Distressed Opportunity Institutional Partners II Management, LLC, its investment manager

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point Distressed Opportunity Institutional Partners II Intermediate Fund, L.P.

By: Silver Point Distressed Opportunity Institutional Partners II Management, LLC, its investment manager

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point Distressed Opportunity Institutional Partners II Management, LLC

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point Select Overflow Fund, L.P.

By: Silver Point Select Overflow Fund Management, LLC, its investment manager

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point Select Overflow Offshore Fund, L.P.

By: Silver Point Select Overflow Fund Management, LLC, its investment manager

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point Select Overflow Offshore Master Fund, L.P.

By: Silver Point Select Overflow Fund Management, LLC, its investment manage

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point Select Overflow Fund Management, LLC

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point Select C Opportunities Fund, L.P.

By: Silver Point Select C Management, LLC, its investment manager

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point Select C Master, L.P.

By: Silver Point Select C Management, LLC, its investment manager

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point Select C CLO Manager, LLC

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point Select C Management, LLC

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point CLO 1, Ltd.

By: Silver Point RR Manager, L.P., its collateral manager

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point CLO 2, Ltd.

By: Silver Point CLO Management, LLC, its collateral manager

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point CLO 3, Ltd.

By: Silver Point RR Manager, L.P., its collateral manager

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point CLO 4, Ltd.

By: Silver Point RR Manager, L.P., its collateral manager

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point CLO 5, Ltd.

By: Silver Point RR Manager, L.P., its collateral manager

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point CLO 6, Ltd.

By: Silver Point RR Manager, L.P., its collateral manager

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point CLO 7, Ltd.

By: Silver Point CLO Management, LLC, its collateral manager

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point CLO 8, Ltd.

By: Silver Point Select C CLO Manager, LLC, its collateral manager

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point CLO 9, Ltd.

By: Silver Point Select C CLO Manager, LLC, its collateral manager

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point RR Manager, L.P.

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

Silver Point CLO Management, LLC

By:	/s/ James Kasmarcik
	Name:	James Kasmarcik
	Title:	Authorized Signatory

EXHIBIT A
Existing Affiliated Funds

The Existing Affiliated Funds are categorized into seven different asset classes, with multiple investment strategies within each asset class (although the strategies do not represent formal legal entities). Each Existing Affiliated Fund is a separate and distinct legal entity and each relies on the exclusion from status as an investment company under the Act provided by Section 3(c)(1), 3(c)(5)(C) or 3(c)(7). All Existing Affiliated Funds are currently advised by Advisers to Affiliated Funds.23

Each of the “Capital Funds”, “Distressed Funds”, “Distressed Institutional Funds” and “Distressed Institutional Partners II Funds” has a global opportunistic mandate, and will look to make investments in debt, equity or other securities, obligations or instruments, with a particular focus on misvalued, stressed or distressed credit investments. The “Specialty Credit II Funds” and “Specialty Credit III Funds” will look primarily to originate loans to small and middle market companies and invest in specialty bridge financings, rescue financings and secondary purchases of loans and other credit-related assets. The “Select Opportunities Fund” generally invests alongside and makes the same investments as the Specialty Credit II Funds. The “Silver Star Fund” invests on an “overflow basis” in investments that fall within the investment program of the Company and the “Specialty Credit II Funds”. “Loan Funding” will look primarily to purchase or originate senior secured and second-lien loans to small and middle market companies. “SPPC” will look primarily to originate loans to small and middle market companies and invest in specialty bridge financings, rescue financings and secondary purchases of loans and other credit-related assets. The “Select Overflow Funds” will look to invest in the bonds and/or debt of a single issuer and other financial instruments of or relating to such issuer and any related investments, including in entities spun out of such issuer. The “Select C Funds” will look to primarily purchase interests in broadly-syndicated CLOs originated by Silver Point (at or after the date of origination, including in any warehouse facility that holds or acquires a portfolio of loans). The “BSL CLOs” will primarily look to make investments consisting primarily of senior secured performing credit loans, bonds and other debt securities purchased in the secondary market.

1. Capital Funds: The Capital Domestic Fund was organized as a Delaware limited partnership on December 21, 2001. The Capital Offshore Fund was organized as a Cayman Islands exempted company on January 4, 2002. The Capital Master Fund was organized as a Cayman Islands exempted limited partnership on September 9, 2008. The Capital Offshore Fund invests substantially all of its assets in a “master-feeder” structure into the Capital Master Fund. Silver Point Capital General Partner, LLC serves as the general partner of the Capital Domestic Fund and Silver Point Capital Offshore General Partner, LLC serves as the general partner of the Capital Master Fund. The “Capital Funds” include the following Existing Affiliated Funds:
(a) Silver Point Capital Fund, L.P. (the “Capital Domestic Fund”), which is managed by SPC
(b) Silver Point Capital Offshore Fund, Ltd. (the “Capital Offshore Fund”), which is managed by SPC
(c) Silver Point Capital Offshore Master Fund, L.P. (the “Capital Master Fund”), which is managed by SPC

2. Distressed Funds: The Distressed Domestic Fund was organized as a Delaware limited partnership on September 12, 2016. The Distressed Offshore Fund was organized as a Cayman Islands exempted limited partnership on September 12, 2016. The Distressed Master Fund was organized as a Cayman Islands exempted limited partnership on September 12, 2016. The Distressed Offshore Fund invests substantially all of its assets in a “master-feeder” structure into the Distressed Master Fund. Silver Point Distressed Opportunities Onshore General Partner, LLC serves as the general partner of the Distressed Domestic Fund and Silver Point Distressed Opportunities Offshore General Partner, LLC serves as the general partner of the Distressed Master Fund. The “Distressed Funds” include the following Existing Affiliated Funds:
(a) Silver Point Distressed Opportunities Fund, L.P. (the “Distressed Domestic Fund”), which is managed by Distressed Opportunities Management
(b) Silver Point Distressed Opportunities Offshore Fund, L.P. (the “Distressed Offshore Fund”), which is managed by Distressed Opportunities Management
(c) Silver Point Distressed Opportunities Offshore Master Fund, L.P. (the “Distressed Master Fund”), which is managed by Distressed Opportunities Management

23 “Advisers to Affiliated Funds” means SPC, Specialty Credit II Management, Distressed Opportunities Management, Silver Star Management, Funding Management, Specialty Credit III Management, Distressed Opportunity IP II Management, SPPC Management, Select C Management, RR Manager, Select Overflow Management, CLO Management, SPPC Management, Select C CLO Manager and any other Adviser that, in the future, serves as investment adviser to one or more Affiliated Funds.

3. Distressed Institutional Funds: The Distressed Institutional Domestic Fund was organized as a Delaware limited partnership on July 14, 2017. The Distressed Institutional Offshore Fund was organized as a Cayman Islands exempted limited partnership on April 7, 2017. The Distressed Institutional Master Fund was organized as a Cayman Islands exempted limited partnership on April 7, 2017. The Distressed Institutional Offshore Fund invests substantially all of its assets in a “master-feeder” structure into the Distressed Institutional Master Fund. Silver Point Distressed Opportunities Onshore General Partner, LLC serves as the general partner of the Distressed Institutional Domestic Fund and Silver Point Distressed Opportunities Offshore General Partner, LLC serves as the general partner of the Distressed Institutional Master Fund. The “Distressed Institutional Funds” include the following Existing Affiliated Funds:
(a) Silver Point Distressed Opportunity Institutional Partners, L.P. (the “Distressed Institutional Domestic Fund”), which is managed by Distressed Opportunities Management
(b) Silver Point Distressed Opportunity Institutional Partners (Offshore), L.P. (the “Distressed Institutional Offshore Fund”), which is managed by Distressed Opportunities Management
(c) Silver Point Distressed Opportunity Institutional Partners Master Fund (Offshore), L.P. (the “Distressed Institutional Master Fund”), which is managed by Distressed Opportunities Management

4. Select Opportunities Fund: Silver Point Select Opportunities Fund A, L.P. (the “Select Opportunities Fund”), which is managed by SPC, was organized as a Delaware limited partnership on February 7, 2014. Silver Point Select General Partner, LLC serves as the general partner of the Select Opportunities Fund. The Select Opportunities Fund generally invests alongside and makes the same investments as the Specialty Credit II Funds and may also invest on an “overflow basis” alongside other funds managed by Advisers and in investment opportunities within or outside the strategies of such funds that are not pursued by such funds.
5.  Specialty Credit II Funds: The Specialty Credit II Domestic Fund was organized as a Delaware limited partnership on May 31, 2019. The Specialty Credit II Offshore Fund was organized as a Cayman Islands exempted limited partnership on June 5, 2019. The Silver Point Specialty Credit Fund II (Offshore) B, L.P. was organized as a Cayman Islands exempted limited partnership on November 20, 2020. The Silver Point Specialty Credit Fund II (Offshore) C, L.P. was organized as a Cayman Islands exempted limited partnership on May 28, 2021. The Specialty Credit II Domestic Mini-Master Fund was organized as a Delaware limited partnership on May 31, 2019. The Specialty Credit II Offshore Mini-Master Fund was organized as a Cayman Islands exempted limited partnership on June 5, 2019. The Specialty Credit II Offshore Fund, the Specialty Credit II Offshore Fund B and the Specialty Credit II Offshore Fund C intend to invest, indirectly through intermediate vehicles, substantially all of their respective assets in a “master-feeder” structure into the Specialty Credit II Domestic Mini-Master Fund and the Specialty Credit II Offshore Mini-Master Fund. Silver Point Specialty Credit Fund II General Partner, LLC serves as the general partner of each of the Specialty Credit II Funds. The “Specialty Credit II Funds” include the following Existing Affiliated Funds:
(a) Silver Point Specialty Credit Fund II, L.P. (the “Specialty Credit II Domestic Fund”), which is managed by Specialty Credit II Management
(b) Silver Point Specialty Credit Fund II (Offshore), L.P. (the “Specialty Credit II Offshore Fund”), which is managed by Specialty Credit II Management
(c)  Silver Point Specialty Credit Fund II (Offshore) B, L.P. (the “Specialty Credit II Offshore Fund B”), which is managed by Specialty Credit II Management
(d) Silver Point Specialty Credit Fund II (Offshore) C, L.P. (the “Specialty Credit II Offshore Fund C”), which is managed by Specialty Credit II Management
(e) Silver Point Specialty Credit Fund II Mini-Master Fund, L.P. (the “Specialty Credit II Domestic Mini-Master Fund”), which is managed by Specialty Credit II Management
(f) Silver Point Specialty Credit Fund II Mini-Master Fund (Offshore), L.P. (the “Specialty Credit II Offshore Mini-Master Fund”), which is managed by Specialty Credit II Management

6. Silver Star Fund: Silver Point Specialty Credit Silver Star Fund, L.P. (the “Silver Star Fund”), which is managed by Silver Point Specialty Credit Silver Star Fund Management, LLC funds. The Silver Star Fund was formed as a Delaware limited partnership on October 8, 2021.
7. Loan Funding: Silver Point Loan Funding, LLC (“Loan Funding”), which is managed by Silver Point Loan Funding Management, LLC. Loan Funding was formed as a Delaware LLC on October 22, 2021.
8. SPPC: Silver Point Private Credit Fund (“SPPC”), which is managed by Silver Point Private Credit Fund Management, LLC .  SPPC was formed as a Maryland statutory trust on June 5, 2024. SPPC Cayman Fund, L.P (“SPPC Offshore Fund”), which is managed by Silver Point Private Credit Fund Management, LLC, was formed as a Cayman Islands exempted limited partnership on June 14, 2024.

9. Specialty Credit III Funds: The Specialty Credit III Domestic Fund was organized as a Delaware limited partnership on April 22, 2022. The Specialty Credit III Offshore Fund was organized as a Cayman Islands exempted limited partnership on May 5, 2022. The Specialty Credit III Domestic Master Fund was organized as a Delaware limited partnership on April 22, 2022. The Specialty Credit III Offshore Master Fund was organized as a Cayman Islands exempted limited partnership on May 5, 2022. The Specialty Credit III Offshore Fund, the Specialty Credit III Domestic Fund intend to invest, indirectly through intermediate vehicles, substantially all of their respective assets in a “master-feeder” structure into the Specialty Credit III Domestic Master Fund and the Specialty Credit III Offshore Master Fund. Silver Point Specialty Credit Fund III Onshore GP serves as the general partner of Specialty Credit III Domestic Fund. Silver Point Specialty Credit Fund III Offshore GP serves as the general partner of Specialty Credit III Offshore Fund. The “Specialty Credit III Funds” include the following Existing Affiliated Funds:
(a) Silver Point Specialty Credit Fund III, L.P. (the “Specialty Credit III Domestic Fund”), which is managed by Specialty Credit III Management
(b) Silver Point Specialty Credit Fund III (Offshore), L.P. (the “Specialty Credit III Offshore Fund”), which is managed by Specialty Credit III Management
(c) Silver Point Specialty Credit III Master Fund, L.P. (the “Specialty Credit III Domestic Master Fund”), which is managed by Specialty Credit III Management
(d) Silver Point Specialty Credit III Master Fund (Offshore), L.P. (the “Specialty Credit III Offshore Master Fund”), which is managed by Specialty Credit III Management
10. Distressed Institutional Partners II Funds: The Distressed Institutional II Domestic Fund was organized as a Delaware limited partnership on June 24, 2022. The Distressed Institutional II Offshore Fund was organized as a Cayman Islands exempted limited partnership on June 29, 2022. The Distressed Institutional II Intermediate Fund was organized as a Delaware Limited partnership on February 1, 2023. The Distressed Institutional II Master Fund was organized as a Delaware limited partnership on December 2, 2022.  The Distressed Institutional II Offshore Master Fund was organized as a Cayman Islands exempted limited partnership on June 29, 2022. The Distressed Institutional II Offshore Fund invests substantially all of its assets in a “master-feeder” structure into the Distressed Institutional II Master Fund. Silver Point Distressed Opportunity Institutional Partners II Onshore General Partner, LLC serves as the general partner of the Distressed Institutional Domestic Fund and Silver Point Distressed Opportunity Institutional Partners II Offshore General Partner, LLC serves as the general partner of the Distressed Institutional Master Fund. The “Distressed Institutional Partners II Funds” include the following Existing Affiliated Funds:
(a) Silver Point Distressed Opportunity Institutional Partners II, L.P. (the “Distressed Institutional II Domestic Fund”), which is managed by Distressed Opportunity IP II Management
(b) Silver Point Distressed Opportunity Institutional Partners II (Offshore), L.P. (the “Distressed Institutional II Offshore Fund”), which is managed by Distressed Opportunity IP II Management
(c) Silver Point Distressed Opportunity Institutional Partners II Master Fund (Offshore), L.P. (the “Distressed Institutional II Offshore Master Fund”), which is managed by Distressed Opportunity IP II Management
(d) Silver Point Distressed Opportunity Institutional Partners II Master Fund, L.P. (the “Distressed Institutional II Master Fund”), which is managed by Distressed Opportunity IP II Management
(e) Silver Point Distressed Opportunity Institutional Partners II Intermediate Fund, L.P. (the “Distressed Institutional II Intermediate Fund”), which is managed by Distressed Opportunity IP II Management
11. Select C Funds: Silver Point Select C Opportunities Fund, L.P. (the “Select C Feeder Fund”) was formed as a Cayman Islands exempted limited partnership on December 10, 2024.  Silver Point Select C Master, L.P. (the “Select C Master Fund”) was formed as a Cayman Islands exempted limited partnership on December 10, 2024.  The Select C Feeder Fund invests substantially all of its assets in a “master-feeder” structure into the Select C Master Fund.  The Select C Master Fund’s investments in CLOs may be made through the Select C CLO Manager.  Silver Point Select C GP II, LLC serves as the general partner of the Select C Feeder Fund and the Select C Master Fund.
12. Select Overflow Funds: Select Overflow Fund, L.P. (“Select Overflow Fund”) was formed as a Delaware limited partnership on October 15, 2024. Select Overflow Offshore Fund, L.P. (“Select Overflow Offshore Fund”) was formed as a Cayman Islands exempted limited partnership on October 18, 2024.  Select Overflow Offshore Master Fund, L.P. (“Select Overflow Offshore Master Fund”) was formed as a Cayman Islands exempted limited partnership on October 18, 2024. The Select Overflow Offshore Fund invests substantially all of its assets in a “master-feeder” structure into the Select Overflow Master Fund. Silver Point Select Overflow Fund Onshore General Partner, LLC serves as the general partner of the Select Overflow Fund, and Silver Point Select Overflow Fund Offshore General Partner, LLC serves as the general partner of the Select Overflow Offshore Fund. The “Select Overflow Funds” include the following Existing Affiliated Funds:

(a) Silver Point Select Overflow Fund, L.P. (the “Select Overflow Fund”), which is managed by Select Overflow Management.
(b) Silver Point Select Overflow Offshore Fund, L.P. (the “Select Overflow Offshore Fund”), which is managed by Select Overflow Management
(c) Silver Point Select Overflow Offshore Master Fund, L.P. (the “Select Overflow Master Fund”), which is managed by Select Overflow Management.
13. BSL CLOs: Silver Point CLO 1, Ltd. (“CLO 1”), which is managed by RR Manager, was formed as a private company incorporated with limited liability under the laws of Jersey on August 25, 2022. Silver Point CLO 2, Ltd. (“CLO 2”), which is managed by CLO Management, was formed as a private company incorporated with limited liability under the laws of Jersey on November 10, 2022.  Silver Point CLO 3, Ltd. (“CLO 3”), which is managed by RR Manager, was formed as a private company incorporated with limited liability under the laws of Jersey on March 8, 2023.  Silver Point CLO 4, Ltd. (“CLO 4”), which is managed by RR Manager, was formed as a private company incorporated with limited liability under the laws of Jersey on July 19, 2023.  Silver Point CLO 5, Ltd. (“CLO 5”), which is managed by RR Manager, was formed as an exempted company with limited liability incorporated under the laws of the Cayman Islands on February 27, 2024.  Silver Point CLO 6, Ltd. (“CLO 6”), which is managed by RR Manager, was formed as an exempted company with limited liability incorporated under the laws of the Cayman Islands on Marcy 7, 2024.  Silver Point CLO 7, Ltd. (“CLO 7”), which is managed by CLO Management, was formed as an exempted company with limited liability under the laws of the Cayman Islands on September 19, 2024. Silver Point CLO 7, Ltd. (“CLO 8”), which is managed by Select C CLO Manager, was formed as an exempted company with limited liability under the laws of the Cayman Islands on November 1, 2024. Silver Point CLO 9, Ltd. (“CLO 9”), which is managed by Select C CLO Manager, was formed as an exempted company with limited liability under the laws of the Cayman Islands on January 6, 2025

EXHIBIT B
Resolutions of the Board of the General Partner of Silver Point Specialty Lending Fund (the “Fund”)
Approval of Filing Section 17(d) Application for Co-Investment Relief
WHEREAS, the Board of Silver Point Specialty Lending Fund (the “Fund”) deems it advisable and in the best interest of the Fund to file with the Securities and Exchange Commission (the “Commission”) an application for an order issued pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940 (the “1940 Act”) and Rule 17d-1 promulgated thereunder (the “Co-Investment Application”), permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the Board hereby approves the preparation of the Co-Investment Application and that each of the officers of the Fund (each, an “Officer” and, collectively, the “Officers”) be, and each of them hereby is, authorized in the name and on behalf of the Fund, to submit and cause to be filed with the Commission the Co-Investment Application, with such changes, modifications or amendments thereto as any Officer, with the advice of counsel, deems necessary, desirable or appropriate, such approval to be conclusively evidenced by their filing thereof; and

FURTHER RESOLVED, that any and all actions previously taken by the Fund, any of its trustees or Officers, or Silver Point Specialty Credit Fund Management, LLC or any of its officers in connection with the actions contemplated by the foregoing resolution be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.